Exhibit 21.1

Subsidiaries of Hippo Holdings Inc.

Name	State or Other Jurisdiction of Incorporation or Organization
Hippo Analytics Inc. dba Hippo Insurance Services	Delaware
Hippo Employee Services Inc.	Delaware
Hippo Builder Partners LP	Delaware
Hippo JV Holdings Inc.	Delaware
Hippo M&T – Israel Ltd.	Israel
Hippo Plus Insurance Services Inc.	Delaware
Hippo Tech Inc.	Delaware
Hippo Warranty Solutions Inc.	Delaware
Masthead Claims Administration Inc.	Delaware
POD Holdings Inc.	Delaware
RH Solutions Insurance (Cayman) Ltd.	Cayman Islands
River Horse Holdings, Inc.	Delaware
Riverhorse Insurance Services, LLC	Texas
SH1 Holdings, LLC	Delaware
Spinnaker Insurance Company	Illinois
Spinnaker Specialty Insurance Company	Texas
Swing Development Inc.	Delaware
Swing Development Sp. z o.o	Poland
Wingsail Insurance Company	Arizona
YourHaus, Inc. dba Hippo Home Care	Delaware